Exhibit 99.1

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION

August 7, 2025

This Management’s Discussion and Analysis (the “MD&A”) provides a discussion of the operations and financial condition of The Real Brokerage Inc. (“Real” or the “Company”) for the period ended June 30, 2025, and 2024. This report should be read in conjunction with the interim condensed consolidated financial statements and related notes for the period ended June 30, 2025 and 2024 (the “Financial Statements”). Unless the context indicates otherwise, references to “Real”, “the Company”, “we”, “us” and “our” in this MD&A refer to The Real Brokerage Inc. and its subsidiaries.

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on the Financial Statements, which have been prepared in conformity with U.S. Generally Accepted Accounting Principles (“U.S. GAAP” or “GAAP”). All dollar amounts are presented in U.S. dollars unless otherwise stated.

The purpose of this MD&A is to provide investors with a clear understanding of the Company’s performance, including its strategic initiatives, operational trends, and financial results. It also discusses key developments that may impact future performance and outlines the risks and opportunities that Real faces in the evolving real estate technology landscape.

This document includes forward-looking statements that reflect the Company’s expectations, projections, and future plans. These statements are subject to risks and uncertainties, which may cause actual results to differ materially. Readers are encouraged to review the “Caution Regarding Forward-Looking Information” section for further details on these risks.

As a growing real estate technology company, Real is focused on expanding its agent network, enhancing its proprietary technology platform, and diversifying its revenue streams through ancillary services. The following sections provide a discussion of our recent developments, operational highlights, financial performance, and future expectations.

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THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

SECOND QUARTER FINANCIAL HIGHLIGHTS

●	The total value of completed real estate transactions reached $20.1 billion in the second quarter of 2025, an increase of 60% from $12.6 billion in the second quarter of 2024.

●	The total number of transactions closed was 49,282 in the second quarter of 2025, an increase of 62% from 30,367 in the second quarter of 2024.

●	The total number of agents on the platform increased to 28,034 at the end of the second quarter of 2025, an increase of 43% from the second quarter of 2024.

●	Revenue rose to $540.7 million for the three months ended June 30, 2025, an increase of 59% from $340.8 million for the three months ended June 30, 2024.

●	Gross profit reached $47.9 million for the three months ended June, 30 2025, an increase of 50% from $31.9 million for the three months ended June 30, 2024.

●	Operating expenses, which include General & Administrative, Marketing, and Research and Development expenses, totaled $46.2 million for the three months ended June 30, 2025, an increase of 42% from $32.5 million for the three months ended June 30, 2024.

●	Operating income was $1.7 million for the three months ended June 30, 2025, compared to an operating loss of $(0.6) million for the three months ended June 30, 2024.

●	Net income was $1.6 million for the three months ended June 30, 2025, compared to a net loss of $(1.1) million for the three months ended June 30, 2024.

●	As of June 30, 2025, cash and cash equivalents and investments totaled $54.8 million, compared to $32.8 million as of December 31, 2024.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Some of the statements in this MD&A are forward-looking statements. These statements may constitute “forward-looking information” and “forward-looking statements” under applicable Canadian and United States securities laws (collectively, “forward-looking statements”). These forward-looking statements typically include the words “anticipate,” “believe,” “consider,” “estimate,” “expect,” “forecast,” “intend,” “objective,” “plan,” “predict,” “projection,” “seek,” “strategy,” “target,” “outlook,” “will,” “should,” “could” or other words of similar meaning, as well as statements written in the future tense. Forward-looking statements contained herein may include opinions or beliefs regarding market conditions and similar matters. In many instances, those opinions and beliefs are based upon general observations by members of our management, anecdotal evidence and our experience in the conduct of our businesses, without specific investigations or analyses. Therefore, while they reflect our view of the industries and markets in which we are involved, they should not be viewed as reflecting verifiable views or views that are necessarily shared by all who are involved in those industries or markets. These statements concern expectations, beliefs, projections, plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Without limitation, this MD&A may contain forward-looking statements pertaining to the following:

●	the Company’s capital and organizational structure;
●	the Company’s expected working capital;
●	the Company’s business plans and strategies including targets for future growth;
●	the development of the Company’s business;
●	expectations regarding the real estate industry;
●	expectations regarding the development, launch and adoption of new technologies, including Real Wallet, Leo for Clients, and Leo CoPilot, and their expected features;
●	expectations with respect to future opportunities;
●	capital expenditure programs and future capital requirements;
●	supply and demand fundamentals for services of the Company;
●	the Company’s plans and funding for planned development activities and the expected results of such activities;

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THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

●	our expectations regarding the impact of our former CFO’s violation of Company policies;
●	the Company’s treatment under governmental and international regulatory regimes;
●	the Company’s access to capital and overall strategy and development plans for all of the Company’s assets; and
●	litigation and antitrust matters that may impact the Company.

The forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from what is anticipated by our forward-looking statements. The most important factors that could cause actual results to differ materially from those anticipated by our forward-looking statements include, but are not limited to:

●	the impact of macroeconomic conditions on the strength of the residential real estate market;
●	an extended slowdown in some or all of the real estate markets in which we operate;
●	the future operational and financial activities of the Company generally;
●	fluctuations in foreign currency exchange rates, interest rates, business prospects and opportunities;
●	the impact of inflation or a higher interest rate environment;
●	reduced availability or increased cost of mortgage financing for homebuyers;
●	increased interest rates or increased competition in the mortgage industry;
●	our inability to successfully execute our strategies, including our strategy regarding Real Wallet, Leo for Clients, Leo CoPilot and our strategy to grow our ancillary mortgage broker, title services, and wallet operations;
●	our inability to launch Leo for Clients with all expected features or at all;
●	the possibility that we will incur nonrecurring costs that affect earnings in one or more reporting periods;
●	the impact of the industry antitrust litigation on the industry generally and specifically to us with respect to any lawsuit in which we were named, as well as potential future lawsuits in which we are named;
●	a reduction in customary commission rates and reduction in the Company’s gross commission income collection;
●	new laws or regulatory changes that adversely affect the profitability of our businesses;
●	risks related to information technology failures or data security breaches;
●	the effect of cybersecurity incidents and threats;
●	our ability to attract and retain highly qualified employees;
●	our inability to retain agents, or maintain our agent growth rate;
●	the regulatory framework governing intellectual property in the jurisdictions in which the Company conducts its business and any other jurisdictions in which the Company may conduct its business in the future;
●	the Company’s potential inability to comply with the regulatory bodies governing its activities;
●	the impact of competition on the Company;
●	our ability to obtain or maintain adequate insurance coverage;
●	the results of the investigation into our former Chief Financial Officer’s violation of Company policies related to personal expenses, including the determination of the full amount at issue once the investigation has concluded, any impact to our financial statements and the determination of the effectiveness of our internal controls;
●	the effects of weather conditions and natural disasters on our business and financial results;
●	our ability to maintain our company culture;
●	the effects of public health issues such as a major epidemic or pandemic that could have a negative impact on the economy and on our businesses;
●	the effects of negative publicity;
●	our ability to successfully estimate the impact of certain accounting and tax matters, including related to transfer pricing;
●	changes in law that have a negative impact on our business; and
●	the impact of regulatory and litigation matters.

The foregoing list of assumptions is not exhaustive. Actual results could differ materially from those anticipated in forward-looking statements as a result of various events and circumstances, including, among other things, the risk factors identified under the heading “Risks and Uncertainties”.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results, performance or achievement may vary materially from those expressed or implied by the forward-looking information contained in this MD&A. These factors should be carefully considered and readers are cautioned not to place undue reliance on forward-looking information, which speaks only as of the date of this MD&A. All subsequent forward-looking information of the Company herein is expressly qualified in its entirety by the cautionary statements contained in or referred to herein. The Company does not undertake any obligation to release publicly any revisions to this forward-looking information to reflect events or circumstances that occur after the date of this MD&A or to reflect the occurrence of unanticipated events, except as may be required under applicable Canadian and United States securities laws.

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THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

CORPORATE INFORMATION

The Real Brokerage Inc. (formerly ADL Ventures Inc.) was incorporated under the laws of the Business Corporations Act (British Columbia) on February 27, 2018. Originally a capital pool company, Real completed a qualifying transaction on June 5, 2020, acquiring all of the issued and outstanding shares of Real Technology Broker Ltd., an Israel-based private corporation, and changed its name to The Real Brokerage Inc.

The Company’s principal executive office is located at 701 Brickell Avenue, 17th Floor, Miami, Florida, 33131 and registered office is located at 550 Burrard Street, Suite 2300, Bentall 5, Vancouver, British Columbia, V6C 2B5, Canada.

The common shares of the Company (“Common Shares”) are listed and traded on the Nasdaq under the symbol “REAX”. The Company is a “reporting issuer” in all the provinces and territories of Canada. Real, a corporation existing under the Business Corporations Act (British Columbia), qualifies as a foreign private issuer in the United States for purposes of the Securities Exchange Act of 1934, as amended.

BUSINESS OVERVIEW AND STRATEGY

Real is a growing real estate technology company that operates across all 50 U.S. states, the District of Columbia, and four Canadian provinces. As a licensed real estate brokerage, the Company’s revenue is generated primarily by processing real estate transactions which entitle us to commissions. The Company pays a portion of its commission revenue to real estate agents who are affiliated with the Company. Unlike traditional brokerages, who rely on costly physical offices with high overhead expense for service delivery, Real operates as a fully digital brokerage and offers agents a more flexible, efficient, and financially compelling model. Our proprietary software platform, reZEN, leverages artificial intelligence (“AI”) and automation to enhance agent productivity while maintaining a lean operating model. Our vision is to transform the home buying and selling experience by integrating technology, AI, and ancillary products and services (including Mortgage brokerage, Title, and fintech products), into a seamless real estate ecosystem - while ensuring agents remain at the center of the transaction.

Software-Based Brokerage Model

Our model is built on developing technology to enhance real estate agent performance, while maintaining a scalable, efficient brokerage operation that does not rely on a cost-heavy brick and mortar presence in the markets we serve.

We believe we are differentiated by our ability to deliver a simpler, more enjoyable experience that aligns broker, agent, and consumer interests and changes the entire process for the better. We believe we are well positioned to deliver on this promise, supported by our ecosystem which includes:

●	Growth-minded agents who seek to improve the real estate industry through collaboration and innovation.
●	Innovative technology that reduces friction and is designed to keep transactions seamless, transparent, and easily accessible.
●	Integrated services that put the consumer first, including mortgage and title products that contribute to a seamless experience and offer consumers a better product and experience.

Proprietary Technology Platform

Technology is the foundation of Real’s ability to scale efficiently while maintaining low overhead. At the core of our technology platform is reZEN, our proprietary transaction management and brokerage operations software. reZEN powers nearly every aspect of our brokerage, enabling efficiency, automation, and flexibility, by incorporating:

●	End-to-End Transaction Management - Agents can process deals, manage commissions, and direct payments.
●	Integrated Payment & Financial Services - Provides commission disbursement and access to financial tools.

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THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

●	Leo CoPilot: AI-Powered Agent Support - reZEN powers Leo CoPilot, our AI-driven agent assistant, enhancing productivity and streamlining workflows. Leo acts as a 24/7 concierge to our agents and brokers throughout the United States and Canada, providing real-time insights about past and future transactions and key agent performance metrics. Real’s vision is to create an integrated home buying experience through the adoption of its consumer-facing product called Leo for Clients.
●	Open API for Customization - Agents have the flexibility to integrate certain third-party tools.

By automating and centralizing key brokerage functions, reZEN enhances operational efficiency. It will also serve as the foundation for future innovations, including consumer-facing tools and ancillary services expansion. Within our platform, AI plays a critical role in agent support, enhancing agent productivity, and operational automation, and we believe our integration of AI is differentiated by its focus on real estate-specific applications, including intelligent transaction management, proactive agent assistance, and planned automated brokerage oversight.

Agent Compensation & Incentive Model

Real’s agent compensation model is designed to be more financially compelling than traditional brokerage structures, while offering agents higher earnings potential, passive income streams, and opportunities for equity ownership in the Company.

Commission Structure

As a licensed real estate brokerage, our primary revenue source is derived by processing real estate transactions which entitle us to commissions. We distribute a portion of this commission revenue to our agents and brokers, according to our commission structure. The key components of our commission structure include:

●	85/15 Commission Split - Under this model, agents receive 85% of the commission generated from real estate transactions, with the remaining 15% allocated to Real.
●	Annual Cap - Once an agent contributes $12,000 in the U.S. or $15,000 CAD (or other agreed amount) in commission splits to Real, that agent qualifies to receive 100% of their gross commission income per transaction for the remainder of their annual cycle. For Canadian agents, the annual cap increased from $12,000 CAD to $15,000 CAD (or other agreed amount) effective April 1, 2025 for new agents and on an agent’s first anniversary date occurring on or after May 1, 2025, for all existing agents.
●	Transaction Fees - After an agent has reached the annual cap, the agent pays a fee of $285 per transaction in the U.S. and CAD $375 per transaction in Canada, in addition to a $40 fee (USD in U.S. and CAD in Canada) per transaction for compliance and broker review.

Revenue Share Model

We offer agents the opportunity to earn revenue share (the “Revenue Share”), paid out of the Company’s portion of commissions, for new, productive agents that they personally refer and who join our platform. Launched in November 2019, this program has had a major impact on our agent count and revenue growth. The momentum across various markets is largely driven by the enthusiasm of key influential agents who have embraced us, actively bringing peers and others in their network to our growing community. In February 2023, we expanded the program to allow new agents to select two sponsors that split 90% of the Revenue Share stream equally while paying the remaining 10% back to the Company. In July 2024, we introduced a broker revenue share program under which brokers are eligible to earn 1% of the revenue share that is generated by transactions closed in their state.

Agent Equity Participation

In an effort to incentivize and reward our agents, our agents have the opportunity to earn restricted share units (each an “RSU”) based on achievement of certain performance criteria. These RSUs typically vest over the course of three years into Common Shares directly linking our agents’ success to the Company’s. Additionally, our Agent Stock Purchase Plan enables agents to buy RSUs with a portion of their commissions. These RSUs vest over a one year term and are not subject to forfeiture. Agents participating in the program are eligible to earn bonus RSUs, subject to certain vesting conditions. This equity incentive plan is part of our broader strategy to foster a culture of ownership and alignment.

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THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

Strategic Priorities

Expanding Our Agent Network and Market Presence

A key driver of our growth is attracting top-performing real estate agents and teams by offering:

●	A financially competitive commission model with Revenue Share and stock incentives.
●	Technology tools, including reZEN and Leo CoPilot, that increase agent productivity.
●	Freedom and flexibility to run their businesses their way, embracing an entrepreneurial mindset without the constraints of a traditional brokerage model.
●	A collaborative culture where agents support and learn from each other, fostering a sense of community and shared success.

Real estate teams have a unique structure and are typically formed by a high producing agent who attracts other agents to work with them and enjoy the leadership and mentoring provided by the team leader. We have introduced programs specifically designed to attract and support large real estate teams and independent brokerages, including:

●	Private Label - Allows independent brokerages to retain their branding while benefiting from Real’s transaction management and back-office support.
●	ProTeams - Gives team leaders flexibility to customize their team members’ caps, splits, and fee structures, making it easier for large groups to transition to Real.

By removing geographic limitations and offering a nationwide platform for team growth, we continue to see strong adoption across multiple U.S. and Canadian markets.

Ancillary Services: One Real Mortgage & One Real Title

Real is building a fully integrated real estate ecosystem through its mortgage and title services, which provide additional revenue opportunities beyond brokerage commissions. We believe these services will allow Real to further monetize the significant volume of transactions flowing through its platform while offering agents and their clients access to essential real estate services under the same company umbrella.

One Real Title

One Real Title (“Real Title” or “Title”), which Real acquired in January 2022, through its affiliated entities, offers title and escrow services in Washington D.C. and the following states: Arizona, California, Delaware, Florida, Georgia, Illinois, Maryland, Michigan, Minnesota, Nevada, New Jersey, North Carolina, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, and Wisconsin. One Real Title operates through wholly-owned subsidiaries of Real, and through joint ventures in which Real is the managing member and majority owner.

One Real Mortgage

One Real Mortgage (“Real Mortgage” or “Mortgage”), which Real acquired in December 2022, offers mortgage broker services in Washington D.C. and the following states: Alabama, Arizona, California, Colorado, Delaware, Florida, Georgia, Louisiana, Maryland, Michigan, Minnesota, Mississippi, New Jersey, North Carolina, Ohio, Oregon, Pennsylvania, South Carolina, Texas and Washington.

Real views these businesses as high-margin, adjacent services that complement our core brokerage operations. With thousands of transactions flowing through our brokerage each year, mortgage and title represent natural opportunities to increase revenue and gross profit per transaction while simplifying the experience for agents and their clients. While still in the early stages, we continue to evaluate opportunities to expand our ancillary services, leveraging the strength of our growing agent network to drive adoption and long-term revenue growth.

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THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

Expanding Agent-Centric Financial Technology Products

As part of our ongoing strategy to create new benefits for agents while diversifying Company revenue, we have developed Real Wallet, a financial technology platform that centralizes an agent’s access to Company-branded financial products. In October 2024, we announced the launch of certain Real Wallet products, including:

●	Business checking accounts for eligible U.S. agents with Thread Bank, Member FDIC, including a Company-branded debit card.
●	Credit lines for eligible Canadian agents, based on their earnings history with Real.

We expect to continue working on developing an ecosystem of financial products for real estate agents, creating additional revenue streams to monetize the significant gross market value transacted on our platform. These innovations are being designed to empower agents by helping them build wealth within the Real ecosystem.

Real is a real estate technology company and is not a bank. Banking services are provided by Thread Bank, Member FDIC. The Real Wallet Visa debit card is issued by Thread Bank, Member FDIC, pursuant to a license from Visa U.S.A. Inc. and may be used anywhere Visa cards are accepted. All accounts are subject to approval.

Transforming the Consumer Experience

As part of our strategy to transform the home buying process under the guidance of an agent, we are developing Leo for Clients, a technology product designed to streamline the home-buying process for consumers while increasing adoption of our high-margin ancillary services. Leo for Clients is a natural extension of our agent-facing technology platform, providing agents with another value-added service for their clients.

Expected features include:

●	(i) Dedicated AI-enhanced phone lines for each agent;
●	(ii) 24/7 access to property information;
●	(iii) Scheduling for home tours and access to other real estate services via text message.

Testing of Leo for Clients began in the fourth quarter of 2024, with anticipated beta launch later in 2025. We believe this strategy can create a technology-enhanced experience for consumers, while delivering value to shareholders through better monetization of ancillary services.

Pioneering the Future of Real Estate Through Technology

Technology is a core pillar of our strategy, and a key differentiator in the real estate industry. Our commitment to continuous innovation ensures that agents have best-in-class tools to increase productivity, streamline operations, and enhance the transaction experience.

We have built our business around a software-based, AI-enhanced brokerage model, and expect to continue investing in reZEN, Leo CoPilot, Leo for Clients, and Real Wallet, to drive agent success and operational efficiency. We believe these innovations position Real at the forefront of real estate technology, creating a scalable, cost-efficient, and differentiated platform that benefits agents, consumers, and shareholders alike.

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THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

PRESENTATION OF FINANCIAL INFORMATION AND NON-GAAP MEASURES

Presentation of financial information

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on the Financial Statements, which have been prepared in conformity with U.S. GAAP.

Non-GAAP measures

In addition to the reported GAAP measures, industry practice is to evaluate entities giving consideration to certain non-GAAP performance measures, such as earnings before interest, taxes, depreciation and amortization (“EBITDA”) or adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”).

Management believes that these measures are helpful to investors because they are measures that the Company uses to measure performance relative to other entities. In addition to GAAP results, these measures are also used internally to measure the operating performance of the Company. These measures are not in accordance with GAAP and have no standardized definitions, and as such, our computations of these non-GAAP measures may not be comparable to measures by other reporting issuers. In addition, Real’s method of calculating non-GAAP measures may differ from other reporting issuers, and accordingly, may not be comparable.

Earnings before Interest, Taxes, Depreciation and Amortization

EBITDA is used as an alternative to net income (loss) because it excludes major non-cash items such as interest, taxes, and amortization, which management considers non-operating in nature. It provides useful information about our core profit trends by eliminating our taxes, amortization, and interest which provides a useful comparison between our competitors. A reconciliation of EBITDA to GAAP net income (loss) is presented under the section “Discussion of Results from Operations” in this MD&A.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization

Management believes that Adjusted EBITDA provides useful information about our financial performance and allows for greater transparency with respect to a key metric used by the Company for financial and operational decision-making. We believe that Adjusted EBITDA helps identify underlying trends in our business that otherwise could be masked by the effect of the expenses that we exclude in Adjusted EBITDA. In particular, we believe the exclusion of finance, stock and stock option expenses provides a useful supplemental measure in evaluating the performance of our operations and provides additional transparency into our results of operations.

Adjusted EBITDA is used as an addition to net income (loss) because it excludes major non-cash items such as amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature.

A reconciliation of Adjusted EBITDA to GAAP net income (loss) is presented under the section “Discussion of Results from Operations” of this MD&A.

KEY COMPONENTS OF RESULTS FROM OPERATIONS

For details on the key components of the results of operations, see “Key Components of Results from Operations” set out in our management’s discussion and analysis for the year ended December 31, 2024, available on SEDAR+ under the Company’s profile at www.sedarplus.com, as incorporated in our 2024 Form 40-F. There have been no material changes to our key components of results of operations for the three and six months ended June 30, 2025, as compared to those described in our management’s discussion and analysis for the year ended December 31, 2024, as incorporated in our 2024 Form 40-F.

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THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

SUMMARY RESULTS FROM OPERATIONS

The following table sets forth our interim condensed consolidated statements of comprehensive income (loss) for the three and six months ended June 30, 2025 and 2024 (in thousands):

	For the Three Months Ended		For the Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Revenues	$540,747	$340,778	$894,728	$541,521
Cost of Sales	492,886	308,910	812,931	488,894
Gross Profit	$47,861	$31,868	$81,797	$52,627

General and administrative expenses	18,900	14,015	36,416	26,151
Marketing expenses	23,284	15,889	40,981	28,518
Research and development expenses	3,993	2,608	7,925	5,070
Settlement of litigation	—	—	—	9,250
Operating Expenses	$46,177	$32,512	$85,322	$68,989
Operating Income (Loss)	$1,684	$(644)	$(3,525)	$(16,362)

Other income, net	166	57	288	230
Finance expenses	(300)	(523)	(334)	(1,075)
Net Income (Loss)	$1,550	$(1,110)	$(3,571)	$(17,207)
Net income (loss) attributable to non-controlling interests	38	(105)	(116)	(105)
Net Income (Loss) Attributable to the Owners of the Company	$1,512	$(1,215)	$(3,455)	$(17,312)
Other comprehensive income/(loss), Items that will be reclassified subsequently to profit or loss:
Unrealized gain (loss) on investments in financial assets	(9)	51	3	94
Foreign currency translation adjustment	(8)	376	(129)	495
Total Comprehensive Income (Loss) Attributable to Owners of the Company	$1,495	$(788)	$(3,581)	$(16,723)
Total Comprehensive Income (Loss) Attributable to Non-Controlling Interest	38	105	(116)	105
Total Comprehensive Income (Loss)	$1,533	$(683)	$(3,697)	$(16,618)
Earnings (Loss) per share
Basic earnings (loss) per share	$0.01	$(0.01)	$(0.02)	$(0.09)
Diluted earnings (loss) per share	$0.01	$(0.01)	$(0.02)	$(0.09)
Weighted-average shares, basic	214,787	189,046	213,738	186,568
Weighted-average shares, diluted	233,366	189,046	213,738	186,568

i.	Basic and diluted earnings (loss) per share are calculated based on weighted average of Common Shares outstanding during the period.

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THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

The following table sets forth our cost of sales and operating expenses for the three and six months ended June 30, 2025 and 2024 (in thousands):

	For the Three Months Ended		For the Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Cost of Sales	$492,886	$308,910	$812,931	$488,894

Operating Expenses
General and Administrative Expenses	18,900	14,015	36,416	26,151
Salaries and Benefits	9,758	6,566	19,460	12,434
Stock-Based Compensation for Employees	1,714	2,066	3,019	3,420
Administrative Expenses	1,221	933	2,113	1,769
Professional Fees	5,007	3,304	9,200	6,422
Depreciation and Amortization Expense	398	340	777	666
Other General and Administrative Expenses	802	806	1,847	1,440
Marketing Expenses	23,284	15,889	40,981	28,518
Salaries and Benefits	413	237	803	442
Stock-Based Compensation for Employees	43	1	83	5
Stock-Based Compensation for Agents	3,478	2,335	6,593	4,472
Revenue Share	17,644	12,475	30,148	21,539
Other Marketing and Advertising Cost	1,707	841	3,355	2,060
Research and Development Expenses	3,993	2,608	7,925	5,070
Salaries and Benefits	2,360	1,322	4,754	2,713
Stock-Based Compensation for Employees	300	198	605	333
Other Research and Development	1,333	1,088	2,567	2,024
Settlement of Litigation	-	-	-	9,250
Total Operating Expenses	46,177	32,512	85,322	68,989
Total Cost of Sales and Operating Expenses	$539,063	$341,422	$898,253	$557,883

DISCUSSION OF RESULTS FROM OPERATIONS

Revenue

Revenue for the three-month period ended June 30, 2025, increased 59% to $540.7 million, up from $340.8 million in the three-month period ended June 30, 2024. For the six months ended June 30, 2025, total revenue grew to $894.7 million, compared to $541.5 million in the corresponding period of 2024. This substantial growth was primarily driven by an increase in the number of productive agents on our platform and corresponding increase in the number of real estate transactions closed. Substantially all revenue is derived from commissions generated from the sale of real estate properties, supplemented by revenues relating to ancillary services. We continue to invest in our technology platform to provide agents with the tools to enhance productivity, which we expect will further contribute to increased transaction volume closed by our agents.

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THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

A breakdown in revenues (in thousands) generated during the period is included below:

	For the Three Months Ended		For the Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Main revenue streams
Commissions	$537,445	$338,574	$889,194	$537,826
Title	1,346	1,255	2,376	2,050
Mortgage Income	1,709	949	2,785	1,645
Wallet	247	—	373	—
Total Revenue	$540,747	$340,778	$894,728	$541,521

Commissions

Commission revenue, our primary revenue stream, increased by 59% to $537.4 million for the three-month period ended June 30, 2025, up from $338.6 million for the three-month period ended June 30, 2024. For the six-month period ended June 30, 2025, commission revenue grew to $889.2 million, up from $537.8 million for the six-month period ended June 30, 2024. The robust growth for both periods was driven by a higher number of productive agents on our platform and increased overall transaction volume.

Title

Title revenue saw a modest increase to $1.35 million for the three-month period ended June 30, 2025, compared to $1.26 million for the three-month period ended June 30, 2024. For the six-month period ended June 30, 2025, Title revenue increased to $2.4 million, up from $2.1 million for the six-month period ended June 30, 2024. This growth was primarily attributable to an increase the number of transactions closed on our platform.

Mortgage Income

Mortgage Income experienced strong growth, reaching $1.7 for the three-month period ended June 30, 2025, up 80% from $0.9 million for the three-month period ended June 30, 2024. For the six-month period ended June 30, 2025, Mortgage Income increased to $2.8 million, up from $1.6 million for the six-month period ended June 30, 2024. These increases were largely driven by an increase in the number of mortgage loan officers on our platform and a corresponding rise in closed mortgage transactions.

Wallet

Wallet revenue for the three-month and six-month period ended June 30, 2025 totaled $0.2 million and $0.4 million, respectively. There was no Wallet revenue in the comparable 2024 periods, as the product was introduced in the fourth quarter of 2024. Revenue is derived from interchange fees from agents’ use of Real-branded debit cards, interest income on deposit balances held with Thread Bank, Member FDIC, and interest income from credit extended to agents.

Cost of Sales

	For the Three Months Ended		For the Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Revenues	$540,747	$340,778	$894,728	$541,521
Cost of Sales	492,886	308,910	812,931	488,894
Cost of Sales as a Percentage of Revenues	91.1%	90.6%	90.9%	90.3%

Cost of Sales for the three-month period ended June 30, 2025 increased to $492.9 million, from $308.9 million for the three-month period ended June 30, 2024. For the six-month period ended June 30, 2025, Cost of Sales totaled $812.9 million, compared to $488.9 million for the six-month period ended June 30, 2024. The increase in both periods primarily reflects increased commission payments, driven by growth in our agent base and increased transaction volume.

As a percentage of revenue, Cost of Sales increased slightly to 91.1% for the three-month period ended June 30, 2025, compared to 90.6% for the same period in 2024. For the six-month period ended June 30, 2025, Cost of Sales was 90.9%, a slight increase from 90.3% for the six-month period ended June 30, 2024. The increase primarily reflects a higher proportion of revenue generated by agents had reached their annual commission cap, as well as a relative decrease in contribution from higher-margin ancillary services.

11

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

Gross Profit

	For the Three Months Ended		For the Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Gross Profit	$47,861	$31,868	$81,797	$52,627
Gross Profit as a Percentage of Revenues	8.9%	9.4%	9.1%	9.7%

Gross profit for the three-month period ended June 30, 2025, grew to $47.9 million, up from $31.9 million for the three months ended June 30, 2024. For the six-month period ended June 30, 2025, Gross profit increased to $81.8 million, from $52.6 million in the corresponding 2024 period. This growth was largely driven by higher transaction volume, growth in our agent base, and increased contribution from ancillary services such as Real Title and Mortgage Brokerage.

However, gross profit as a percentage of revenues decreased to 8.9% for the three months ended June 30, 2025, compared to 9.4% in the prior year period. Similarly, for the six-month period ended June 30, 2025, gross profit as a percentage of revenues was 9.1%, down from 9.7% in the corresponding 2024 period. This decrease in gross margin, and the slower pace of gross profit increase relative to revenue, was primarily due to a higher proportion of revenue generated by agents who had reached their annual commission cap, as well as a relative decrease in contribution from higher-margin ancillary services.

General & Administrative Expenses (“G&A”)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Salaries and Benefits	$9,758	$6,566	$19,460	$12,434
Stock-Based Compensation for Employees	1,714	2,066	3,019	3,420
Administrative Expenses	1,221	933	2,113	1,769
Professional Fees	5,007	3,304	9,200	6,422
Depreciation and Amortization Expense	398	340	777	666
Other General and Administrative Expenses	802	806	1,847	1,440
General and Administrative Expenses	$18,900	$14,015	$36,416	$26,151

General & Administrative (G&A) expenses for the three-month period ended June 30, 2025 increased to $18.9 million, up from $14.0 million for the three-month period ended June 30, 2024. For the six-month period ended June 30, 2025, G&A expenses rose to $36.4 million, up from $26.2 million for the six-month period ended June 30, 2024. This increase across both periods primarily reflects our strategic investments in corporate infrastructure and personnel to support our growth and operations.

Key components contributing to the G&A increase include:

●	Salaries and Benefits: Salaries and Benefits represent the largest component of G&A expenses. For the three-month period ended June 30, 2025 Salaries and Benefits expense increased to $9.8 million, from $6.6 million for the three-month period ended June 30, 2024, and for the six-month period increased to $19.5 million from $12.4 million. The increase reflects investments in corporate personnel who support operations, administrative functions, and overall business growth.

●	Professional Fees: Professional fees increased to $5.0 million for the three-month period ended June 30, 2025, from $3.3 million for the three-month period ended June 30, 2024 and to $9.2 million for the six-month period ended June 30, 2025, from $6.4 million for the six-month period ended June 30, 2024. This was primarily due to higher broker consulting fees, increased audit and tax compliance costs, and higher legal expenses.

●	Stock-based Compensation: Within G&A, stock-based compensation expenses decreased to $1.7 million for the three-month period ended June 30, 2025, (from $2.1 million), and to $3.0 million for the six-month period (from $3.4 million). This decrease resulted from adjustments made for Restricted Stock Units (RSUs) with performance vesting conditions that are no longer expected to vest. This reduction was partially offset by overall headcount expansion and increased equity compensation for other employees.

12

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

Marketing Expenses

	For the Three Months Ended		For the Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Salaries and Benefits	$413	$237	$803	$442
Stock-Based Compensation for Employees	43	1	83	5
Stock-Based Compensation for Agents	3,478	2,335	6,593	4,472
Revenue Share	17,644	12,475	30,148	21,539
Other Marketing and Advertising Cost	1,707	841	3,355	2,060
Marketing Expenses	$23,284	$15,889	$40,981	$28,518

Marketing expenses for the three-month period ended June 30, 2025 increased to $23.3 million, from $15.9 million for the three-month period ended June 30, 2024. For the six-month period ended June 30, 2025, marketing expenses rose to $41.0 million from $28.5 million for the six-month period ended June 30, 2024. This overall increase reflects our continued investment in agent attraction and support. Real prioritizes agent-driven growth over traditional marketing channels, with Revenue Share and equity incentives serving as the primary cost of acquisition. As the agent base continues to grow, these expenses are expected to scale accordingly.

Key components contributing to the increase in marketing expenses include:

●	Revenue Share: Revenue Share, the largest component of Marketing expense, rose to $17.6 million for the three-month period ended June 30, 2025, from $12.5 million for the three-month period ended June 30, 2024 and rose to $30.1 million for the six-month period ended June 30, 2025, from $21.5 million for the six-month period ended June 30, 2024. This growth is primarily tied to the increase in productive agents and their corresponding transaction volumes on our platform.

●	Stock-based Compensation for Agents: Stock-based compensation for agents increased to $3.5 million (from $2.3 million) for the three-month period ended June 30, 2025 and to $6.6 million (from $4.5 million) for the six-month period. This increase was mainly driven by higher transaction growth and a greater number of RSUs awarded to agents for meeting production-based milestones, which are designed to attract and retain high-performing agents.

Research and Development Expenses

	For the Three Months Ended		For the Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Salaries and Benefits	$2,360	$1,322	$4,754	$2,713
Stock-Based Compensation for Employees	300	198	605	333
Other Research and Development	1,333	1,088	2,567	2,024
Research and Development Expenses	$3,993	$2,608	$7,925	$5,070

Research and development expenses for the three-month period ended June 30, 2025 were $4.0 million, compared to $2.6 million for the three-month period ended June 30, 2024. For the six-month period ended June 30, 2025, R&D expenses were $7.9 million, compared to $5.1 million for the six-month period ended June 30, 2024. The increase was primarily driven by higher headcount to support ongoing investment in platform enhancements, new product development, and technological innovation, including various AI initiatives.

13

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

Operating Income (Loss)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Operating Income (Loss)	$1,684	$(644)	$(3,525)	$(16,362)
Operating Income (Loss) as a Percentage of Revenues	0.3%	0.2%	0.4%	3.0%

For the three-month period ended June 30, 2025, the Company generated Operating Income of $1.7 million, a significant improvement from an Operating Loss of $(0.6) million for the three-month period ended June 30, 2024. As a percentage of revenue, operating income for the three-month period ended June 30, 2025 was 0.3%, compared to an operating loss of 0.2% for the three-month period ended June 30, 2024.

The Operating Loss for the six-month period ended June 30, 2025, narrowed to $(3.5) million, an improvement from $(16.4) million for the six-month period ended June 30, 2024. As a percentage of revenue, the operating loss for the six-month period ended June 30, 2025 was 0.4%, a reduction from 3.0% for the six-month period ended June 30, 2024. This improvement in operating performance for both periods was primarily driven by the overall revenue growth and expense management discussed in previous sections. Furthermore, the prior year’s six-month results include a $9.25 million litigation settlement expense related to the resolution of the Umpa v. The National Association of Realtors, et al. (the “Umpa Class Action”) lawsuit, which significantly impacted the prior year period’s operating loss.

The Company remains committed to balancing growth with improving profitability. We continue to focus on scaling our agent network while managing our cost structure to drive long-term financial performance.

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) (in thousands)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Net Income (Loss)	$1,550	$(1,110)	$(3,571)	$(17,207)
Add/(Deduct):
Depreciation and amortization	398	340	777	666
EBITDA (i) (ii)	$1,948	$(770)	$(2,794)	$(16,541)

i.	Represents a non-GAAP measure. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the non-GAAP measures section.
ii.	EBITDA is calculated on a trailing three-month basis. Refer to non-GAAP measures section of this MD&A for further details.

EBITDA for the three-month period ended June 30, 2025, was $1.9 million, compared to $(0.8) million for the three-month period ended June 30, 2024. For the six-month period ended June 30, 2025, EBITDA improved to $(2.8) million from $(16.5) million for the six-month period ended June 30, 2024. This improvement aligns with the trends observed in operating income/loss, reflecting the Company’s revenue growth and expense management efforts. Consistent with operating income, the prior year’s six-month EBITDA was impacted by the $9.25 million Umpa Class Action litigation settlement expense.

Adjusted earnings before interest, taxes, depreciation, and amortization (in thousands)

Adjusted EBITDA excludes stock-based compensation expense related to RSUs and options (“Options”) granted pursuant to our equity plans, including our Amended and Restated Omnibus Incentive Plan and our 2025 Stock Incentive Plan, finance expenses, depreciation and amortization expense, goodwill impairment, restructuring expenses, and expenses incurred as part of the settlement agreement to resolve the Umpa Class Action. Stock-based compensation expense is influenced by factors such as the volume of awards granted and/or forfeited during the period, as well as changes in their fair value. Further details regarding our share-based payment arrangements are provided in Note 8 to our Financial Statements, Share-Based Payment arrangements.

14

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

	For the Three Months Ended		For the Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Net Income (Loss)	$1,550	$(1,110)	$(3,571)	$(17,207)
Add/(Deduct):
Finance expenses, net	300	899	334	1,570
Depreciation and Amortization	398	340	777	666
Stock-Based Compensation	17,795	13,536	30,502	22,380
Restructuring Expenses	-	-	250	-
Expenses related to Anti-Trust Litigation Settlement	-	369	27	10,226
Adjusted EBITDA(i) (ii)	$20,043	$14,034	$28,319	$17,635

i.	Represents a non-GAAP measure. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the non-GAAP measures section.
ii.	Adjusted EBITDA is calculated on a trailing three-month basis. Refer to non-GAAP measures section of this MD&A for further details.

Adjusted EBITDA for the three-month period ended June 30, 2025, increased significantly to $20.0 million compared to $14.0 million for the three-month period ended June 30, 2024. For the six-month period ended June 30, 2025, Adjusted EBITDA increased significantly to $28.3 million compared to $17.6 million for the six-month period ended June 30, 2024.

The growth in Adjusted EBITDA for both periods was largely driven by:

●	Robust revenue growth, supported by a higher number of closed transactions and increased agent productivity.
●	The exclusion of stock-based compensation expense, which amounted to $17.8 million for the three-month period ended June 30, 2025 (up from $13.5 million for the three-month period ended June 30, 2024), and $30.5 million, up for the six-month period ended June 30, 2025 (up from $22.4 million for the six-month period ended June 30, 2024). The increase for both periods is primarily attributable to higher participation in the Agent Stock Purchase Program, increased production-based incentives for agents, and higher equity compensation awarded to employees.

15

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

Stock-Based Compensation

Stock-based compensation expense for the three-month period ended June 30, 2025 was $17.8 million compared to $13.5 million for the three-month period ended June 30, 2024. Stock-based compensation expense for the six-month period ended June 30, 2025 was $30.5 million compared to $22.4 million for the six-month period ended June 30, 2024. The increase for both periods is primarily attributable to higher participation in the Agent Stock Purchase Program, increased production-based incentives for agents, and higher equity compensation awarded to full-time employees (“FTEs”).

Stock-based compensation is expected to continue increasing as we expand our agent network, enhance equity programs to attract and retain key personnel, and grant production-based equity awards to qualifying agents. As equity awards typically vest over one to three years, stock-based compensation expense in a given period may fluctuate due to changes in share price and the timing of new grants.

The following table is presented in thousands:

	For the Three Months Ended
	June 30, 2025			June 30, 2024
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Cost of Sales – Agent Stock-Based Compensation	$-	$12,260	$12,260	$-	$8,936	$8,936
Marketing Expenses – Agent Stock-Based Compensation	56	3,422	3,478	69	2,266	2,335
Marketing Expenses – FTE Stock-Based Compensation	-	43	43	-	1	1
Research and Development – FTE Stock-Based Compensation	2	298	300	8	190	198
General and Administrative – FTE Stock-Based Compensation	209	1,505	1,714	461	1,605	2,066
Total Stock-Based Compensation	$267	$17,528	$17,795	$538	$12,998	$13,536

	For the Six Months Ended
	June 30, 2025			June 30, 2024
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Cost of Sales – Agent Stock-Based Compensation	$-	$20,202	$20,202	$-	$14,150	$14,150
Marketing Expenses – Agent Stock-Based Compensation	125	6,468	6,593	211	4,261	4,472
Marketing Expenses – FTE Stock-Based Compensation	-	83	83	1	4	5
Research and Development – FTE Stock-Based Compensation	3	602	605	15	318	333
General and Administrative – FTE Stock-Based Compensation	462	2,557	3,019	1,065	2,355	3,420
Total Stock-Based Compensation	$590	$29,912	$30,502	$1,292	$21,088	$22,380

16

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

Financial Instruments

Financial assets and financial liabilities are recognized on the Company’s consolidated balance sheets when Real becomes party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Classification and subsequent measurement

The determination of which classification category is applicable depends, in part, on management’s intent and ability to hold the securities and is made on an instrument-by-instrument basis. Three classification categories are used:

Held to maturity (HTM) — Securities that the entity has the positive intent and ability to hold to maturity are accounted for at amortized cost.

Available for sale (AFS) — Securities that are not classified as held to maturity or trading are accounted for at fair value through other comprehensive income (FVTOCI).

Trading — Trading securities are accounted for at fair value through net income (FVTNI).

Financial assets – Subsequent measurement and gains and losses

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTNI. A financial liability is classified as at FVTNI if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTNI are measured at fair value and their net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

Derecognition

Financial assets

The Company applies a control-based model to determine derecognition and derecognizes assets when control is surrendered. Control of a financial asset is surrendered only if (1) the transferred asset is legally isolated from the transferor; (2) the transferee has the ability to freely pledge or exchange the transferred financial asset (or third-party beneficial interest holders have the right to pledge or exchange the beneficial interests if the transferee’s sole purpose is to engage in securitization or asset-backed financing activities); and (3) neither the transferor nor its consolidated affiliates or agents maintain effective control over the transferred asset through other rights.

17

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

Offsetting

Financial assets and financial liabilities are offset and the net amount presented on the consolidated statements of financial position, only when the Company has a legally enforceable right to offset the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. A breakdown of financial instruments as of June 30, 2025 is included below (in thousands):

	As of June 30, 2025
	Carrying Amount			Fair Value
	Financial Assets at Amortized Cost	Other Financial Liabilities	Total	Level 1	Level 2	Level 3	Total
Financial Assets Measured at Fair Value (FV)
Investments in Financial Assets	$5,155	$-	$5,155	$5,158	$-	$-	$5,158
Total Financial Assets Measured at Fair Value (FV)	$5,155	$-	$5,155	$5,158	$-	$-	$5,158

18

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

BUSINESS SEGMENT INFORMATION

The Company has determined that it operates as three reporting segments - North American Brokerage, One Real Title and One Real Mortgage, which comprise more than 90% of the Company’s total revenue and income (loss) from operations. The other segment, Real Wallet, is not considered a reporting segment as its revenue and net loss do not meet the quantitative threshold set for reporting segments. This segment is disclosed in the “Other Segments” category below. Further details regarding the Company’s operating segments are provided in Note 5 within the Financial Statements.

A further breakdown of the interim condensed consolidated statements of comprehensive income (loss) by business segment during the period is included below (in thousands):

	Three Months Ended June 30, 2025
	North American Brokerage	One Real Title	One Real Mortgage	Other Segments	Total
Revenues	$537,445	$1,346	$1,709	$247	$540,747
Cost of Sales	491,737	216	900	33	492,886
Gross Profit	$45,708	$1,130	$809	$214	$47,861

Operating Expenses(1)(2)	42,222	2,123	1,492	340	46,177
Operating Income (Loss)	$3,486	$(993)	$(683)	$(126)	$1,684

Reconciliation of profit or (loss) (segment profit/(loss))
Other income, net					166
Finance expenses, net					(300)
Net Income					$1,550

1Operating expenses includes General and administrative expenses, Marketing expenses, and Research and development expenses.

2Operating expenses includes Revenue share expense of approximately $17,644 thousand and is recorded in the North American Brokerage segment.

	Six Months Ended June 30, 2025
	North American Brokerage	One Real Title	One Real Mortgage	Other Segments	Total
Revenues	$889,194	$2,376	$2,785	$373	$894,728
Cost of Sales	810,986	383	1,477	85	812,931
Gross Profit	$78,208	$1,993	$1,308	$288	$81,797

Operating Expenses(1)(2)	77,623	4,411	2,792	496	85,322
Operating Income (Loss)	$585	$(2,418)	$(1,484)	$(208)	$(3,525)

Reconciliation of profit or (loss) (segment profit/(loss))
Other income, net					288
Finance expenses, net					(334)
Net Loss					$(3,571)

1Operating expenses includes General and administrative expenses, Marketing expenses, and Research and development expenses.

2Operating expenses includes Revenue share expense of approximately $30,148 thousand and is recorded in the North American Brokerage segment.

19

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

	For the Three Months Ended June 30, 2024
	North American Brokerage	One Real Title	One Real Mortgage	Total
Revenues	$338,574	$1,255	$949	$340,778
Cost of Sales	308,268	143	499	308,910
Gross Profit	$30,306	$1,112	$450	$31,868

Operating Expenses(1)(2)	29,983	1,641	888	32,512
Operating Income (Loss)	$323	$(529)	$(438)	$(644)

Reconciliation of profit or (loss) (segment profit/(loss))
Other income, net				57
Finance expenses, net				(523)
Net Loss				$(1,110)

1Operating expenses includes General and administrative expenses, Marketing expenses, Research and development expenses, and Settlement of litigation.

2Operating expenses includes Revenue share expense of approximately $12,475 thousand and is recorded in the North American Brokerage segment.

	For the Six Months Ended June 30, 2024
	North American Brokerage	One Real Title	One Real Mortgage	Total
Revenues	$537,826	$2,050	$1,645	$541,521
Cost of Sales	487,736	285	873	488,894
Gross Profit	$50,090	$1,765	$772	$52,627

Operating Expenses(1)(2)	64,404	2,892	1,693	68,989
Operating Loss	$(14,314)	$(1,127)	$(921)	$(16,362)

Reconciliation of profit or (loss) (segment profit/(loss))
Other income, net				230
Finance expenses, net				(1,075)
Net Loss				$(17,207)

1Operating expenses includes General and administrative expenses, Marketing expenses, Research and development expenses, and Settlement of litigation.

2Operating expenses includes Revenue share expense of approximately $21,539 thousand and is recorded in the North American Brokerage segment.

20

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

A reconciliation of Net Income (Loss) to Adjusted EBITDA by business segment is presented below (in thousands):

	Three Months Ended June 30, 2025
	North American Brokerage	One Real Title	One Real Mortgage	Other Segments	Total
Net Income (Loss)	$3,297	$(989)	$(682)	$(76)	$1,550
Add/(Deduct):
Finance income (expenses), net	298	(4)	-	6	300
Depreciation and Amortization	204	168	26	-	398
Stock-Based Compensation	17,532	8	233	21	17,794
Adjusted EBITDA	$21,331	$(817)	$(423)	$(49)	$20,042

	Six Months Ended June 30, 2025
	North American Brokerage	One Real Title	One Real Mortgage	Other Segments	Total
Net Income (Loss)	$507	$(2,435)	$(1,484)	$(159)	$(3,571)
Add/(Deduct):
Finance income (expenses), net	308	17	-	9	334
Depreciation and Amortization	388	336	53	-	777
Stock-Based Compensation	30,017	4	458	22	30,501
Restructuring Expenses	-	250	-	-	250
Expenses related to Anti-Trust Litigation Settlement	27	-	-	-	27
Adjusted EBITDA	$31,247	$(1,828)	$(973)	$(128)	$28,318

The amount of revenue from external customers, by geography, is shown in the table below (in thousands):

	For the Three Months Ended		For the Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
United States	$480,678	$296,261	$801,170	$472,750
Canada	60,069	44,517	93,558	68,771
Total revenue by region	$540,747	$340,778	$894,728	$541,521

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2025, cash and cash equivalents and investments totaled $54.8 million, compared to $32.8 million as of December 31, 2024. Cash is comprised of cash held in our banking accounts and money market funds.

All of our operations are conducted in the U.S. and Canada. Assets in Israel and India, such as cash in the bank, subscriptions, computers and hardware, primarily relate to employees who provide support services for our North American operations.

For the six-month period ended June 30, 2025:

●	Cash flows generated by operating activities were $57.0 million, an increase from $37.5 million for the period ended June 30, 2024. The increase was primarily due to improved operating results, as discussed above, which in the prior year period were negatively impacted by the $9.25 million litigation settlement expense related to the Umpa Class Action. Additionally, the increase reflects the impact of non-cash income and expense items such as depreciation and amortization, equity-settled share-based payments and finance costs of $7.5 million.
●	Cash flows generated by investing activities were $1.5 million, primarily due to the net sale of financial assets of $4.3 million. The increase was partially offset by the purchase of an investment in equity securities for $2.25 million.
●	Cash flows from financing activities represented a use of $10.0 million. Cash flow used in financing activities reflects repurchases of Common Shares for satisfying RSU obligations totaling $8.8 million, which was partially offset by proceeds of $0.7 million from the exercise of Options.

21

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

We believe that our existing balances of cash and cash equivalents, and cash flows expected to be generated from our operations will be sufficient to satisfy our immediate and ongoing operating requirements.

Our future capital requirements will depend on many factors, including our level of investment in technology, our rate of growth into new markets, and potential mergers and acquisitions. Our capital requirements may be affected by factors that we cannot control such as the residential real estate market, interest rates, and other monetary and fiscal policy changes. To support and achieve our future growth plans, however, we may need or seek to obtain additional funding, including through equity or debt financing.

The following table presents liquidity (in thousands):

	As of
	June 30, 2025	December 31, 2024
Cash and Cash Equivalents	$49,614	$23,376
Investment in Financial Assets [iii]	5,158	9,449
Total Capital [i] [ii]	$54,772	$32,825

[i] – Total Capital is not a standard financial measure under non-GAAP and may not be comparable to similar measures reported by other entities.

[ii] – Represents a non-GAAP measure. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable.

[iii] – Investment securities are presented in the table below.

Our primary sources of liquidity are cash and cash flows from operations as well as cash raised from investors in exchange for issuance of Common Shares. The Company expects to meet all of its obligations and other commitments as they become due. The Company has various financing sources to fund operations and will continue to fund working capital needs through these sources along with cash flows generated from operating activities.

22

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

Balance Sheet overview (in thousands)

	As of
	June 30, 2025	December 31, 2024
ASSETS
Current Assets	$129,590	$72,911
Non-Current Assets	19,843	13,684
TOTAL ASSETS	$149,433	$86,595

LIABILITIES
Current Liabilities	100,464	54,452
TOTAL LIABILITIES	100,464	54,452
TOTAL EQUITY	48,969	32,143
TOTAL LIABILITIES AND EQUITY	$149,433	$86,595

Assets overview by geographical segment (in thousands)

	As of June 30, 2025
	Canada	Israel	India	United States	Total
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,844	$32	$41	$45,697	$49,614
Restricted cash	33,122	-	-	13,180	46,302
Investment in financial assets	78	-	-	5,080	5,158
Trade receivables	8,179	-	-	18,642	26,821
Other receivables	-	51	-	-	51
Short-term financing receivables, net	-	-	-	72	72
Prepaid expenses and deposits	62	-	133	1,377	1,572
TOTAL CURRENT ASSETS	$45,285	$83	$174	$84,048	$129,590
NON-CURRENT ASSETS
Intangible assets	-	-	-	2,130	2,130
Goodwill	-	-	-	8,993	8,993
Property and equipment	13	11	126	2,174	2,324
Long-term financing receivables, net	2,834	-	-	1,312	4,146
Long-term investments	-	-	-	2,250	2,250
TOTAL NON-CURRENT ASSETS	2,847	11	126	16,859	19,843
TOTAL ASSETS	$48,132	$94	$300	$100,907	$149,433

23

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

	As of December 31, 2024
	Canada	Israel	United States	Total
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,840	$61	$20,475	$23,376
Restricted cash	16,140	-	7,949	24,089
Investment in financial assets	73	-	9,376	9,449
Trade receivables	5,089	-	9,146	14,235
Other receivables	-	117	-	117
Prepaid expenses and deposits	-	-	1,645	1,645
TOTAL CURRENT ASSETS	$24,142	$178	$48,591	$72,911
NON-CURRENT ASSETS
Intangible assets	-	-	2,575	2,575
Goodwill	-	-	8,993	8,993
Property and equipment	16	11	2,089	2,116
TOTAL NON-CURRENT ASSETS	16	11	13,657	13,684
TOTAL ASSETS	$24,158	$189	$62,248	$86,595

INVESTMENT IN AVAILABLE FOR SALE SECURITIES AT FAIR VALUE

The Company invested surplus funds from operating activities into a managed investment portfolio. Securities are purchased on behalf of the Company and are actively managed through multiple investment accounts.

The Company’s investment securities portfolio consists primarily of cash investments, debt securities issued by U.S government agencies, local municipalities, and certain corporate entities. As of June 30, 2025, the total investment in securities available for sale at fair value was $5.2 million and is more fully disclosed in Note 9 of the Financial Statements, Investment Securities Available for Sale Securities at Fair Value, of the Financial Statements.

The following table presents Investments in Available for Sale Securities at Fair Value (in thousands):

Description	Estimated Fair Value December 31, 2024	Deposit / (Withdraw)	Dividends, Interest & Income	Gross Unrealized Gains	Estimated Fair Value June 30, 2025
Fixed Income	$9,370	$(4,523)	$222	$3	$5,072
Investment Certificate	79	7	-	-	86
Total	$9,449	$(4,516)	$222	$3	$5,158

The Company holds no debt obligations.

The Company has no future material contractual obligations or payments due with respect to debt, finance leases, operating leases, purchase obligations, or other capital commitments.

Capital management framework

Real defines capital as its equity. It is comprised of common shares, additional paid in capital, accumulated other comprehensive income, deficit, treasury stock, and non-controlling interests. The Company’s capital management framework is designed to maintain a level of capital that funds the operations and business strategies and builds long-term shareholder value.

The Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. The Company sets the amount of capital in proportion to the risk and adjusts to changes in economic conditions and the characteristic risk of underlying assets. To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares or sell assets.

Real’s strategy is to retain adequate liquidity to mitigate the effect of the risk that cash flows from its operations will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company’s capital management policies during the three and six-month periods ended June 30, 2025 and June 30, 2024.

24

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

SUMMARY OF QUARTERLY INFORMATION

The following table provides selected quarterly financial information (in thousands, except per share data) for the nine most recently completed financial quarters ended June 30, 2025. This information reflects all adjustments of a recurring nature that are, in the opinion of management, necessary to present a fair statement of the results of operations for the periods presented. Quarter-to-quarter comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. The general increase in revenue and expense quarter over quarter is due to growth and expansion of the Company.

	2025		2024				2023
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$540,747	$353,981	$350,630	$372,488	$340,778	$200,743	$181,341	$214,640	$185,332
Cost of Sales	492,886	320,045	320,645	340,359	308,910	179,984	165,810	195,865	167,573
Gross Profit	$47,861	$33,936	$29,985	$32,129	$31,868	$20,759	$15,531	$18,775	$17,759
General and Administrative Expenses	18,900	17,516	18,632	16,301	14,015	12,136	15,387	9,234	9,654
Marketing Expenses	23,284	17,697	13,698	15,261	15,889	12,629	9,084	11,577	10,266
Research and Development Expenses	3,993	3,932	4,042	3,045	2,608	2,462	2,325	1,931	1,579
Settlement of Litigation	-	-	-	-	-	9,250	-	-	-
Operating Expenses	$46,177	$39,145	$36,372	$34,607	$32,512	$36,477	$26,796	$22,742	$21,499
Operating Income (Loss)	$1,684	$(5,209)	$(6,386)	$(2,478)	$(644)	$(15,718)	$(11,265)	$(3,967)	$(3,740)
Other income (expenses), net	166	122	(115)	(151)	(57)	(173)	693	(38)	(40)
Finance Income (Expenses), net	(300)	34	434	214	523	552	32	10	272
Income (Loss) Before Tax	$1,550	$(5,121)	$(6,705)	$(2,541)	$(1,110)	$(16,097)	$(11,990)	$(3,939)	$(3,972)
Non-controlling interest	38	154	62	(45)	(105)	-	26	(85)	(146)
Income (Loss) Attributable to the Owners of the Company	$1,512	$(4,967)	$(6,643)	$(2,586)	$(1,215)	$(16,097)	$(11,964)	$(4,024)	$(4,118)
Other Comprehensive Incomes (loss):
Unrealized Gains (Losses) on Available for Sale Investment Portfolio	(9)	12	(16)	3	51	43	116	79	42
Foreign Currency Translation Adjustment	(8)	(121)	529	(230)	376	119	(38)	(52)	(85)
Comprehensive Income (Loss)	$1,495	$(5,076)	$(6,130)	$(2,813)	$(788)	$(15,935)	$(11,886)	$(3,997)	$(4,161)
Adjusted EBITDA Reconciliation:
Net Income (Loss)	$1,550	$(5,121)	$(6,705)	$(2,541)	$(1,110)	$(16,097)	$(11,990)	$(3,939)	$(3,972)
Finance Costs	300	34	169	(16)	899	671	(6)	(42)	187
Depreciation and Amortization	398	379	372	358	340	326	298	277	284
Stock-Based Compensation	17,795	12,707	15,119	15,417	13,536	8,844	19,423	7,144	6,075
Goodwill Impairment	-	-	-	-	-	-	723	-	-
Restructuring Expense	-	250	-	-	-	-	58	80	44
Expenses related to Anti-Trust Litigation Settlement	-	27	118	33	369	9,857	-	-	-
Adjusted EBITDA	$20,043	$8,276	$9,073	$13,251	$14,034	$3,601	$8,506	$3,520	$2,618
Earnings per Share
Basic Earnings (Loss) per Share	$0.007	$(0.024)	$(0.033)	$(0.013)	$(0.006)	$(0.087)	$(0.066)	$(0.022)	$(0.023)
Diluted Earnings (Loss) per Share	0.007	(0.024)	(0.033)	(0.013)	(0.006)	(0.087)	(0.066)	(0.022)	(0.023)

25

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

QUARTERLY REVENUE PERFORMANCE BY CATEGORY

Year-over-year quarterly revenue growth (in thousands)

	2025		2024				2023
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue
Commissions	$537,445	$351,749	$348,083	$369,890	$338,574	$199,252	$180,417	$213,319	$184,022
Commissions – YoY QTR	59%	77%	93%	73%	84%	86%	89%	92%	65%
Title Revenue	1,346	1,030	1,338	1,400	1,255	795	480	964	948
Title Revenue – YoY QTR	7%	30%	179%	45%	32%	33%	1%	99%	87%
Mortgage Revenue	1,709	1,076	1,167	1,198	949	696	444	357	362
Mortgage Revenue – YoY QTR	80%	55%	163%	236%	162%	427%	2,237%	-%	-%
Wallet Revenue	247	126	42	—	—	—	—	—	—
Wallet Revenue - YoY QTR	-%	-%	-%	-%	-%	-%	-%	-%	-%
Total Revenue	$540,747	$353,981	$350,630	$372,488	$340,778	$200,743	$181,341	$214,640	$185,332
Total Revenue – YoY QTR	59%	76%	93%	74%	84%	86%	89%	92%	65%

26

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

QUARTERLY KEY PERFORMANCE METRICS

The Company uses the results of our operations and key performance metrics related to our business and the real estate industry to evaluate performance, make strategic decisions, and allocate resources. The below table shows certain key performance metrics the Company periodically reviews to measure performance:

	2025		2024				2023
Key Performance Metrics	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Closed Transaction Sides[1]	49,282	33,617	35,370	35,832	30,367	19,032	17,749	20,397	17,537
Total Value of Home Side Transactions ($, billions)[2]	20.1	13.5	14.6	14.4	12.6	7.5	6.8	8.1	7.0
Median Home Sale Price ($, thousands)[3]	387	380	380	383	384	372	355	370	369

Total Agents[4]	28,034	26,870	24,140	21,770	19,540	16,680	13,650	12,175	11,500
Agent Churn Rate (%)[5]	9.4	8.7	6.8	7.3	7.5	7.9	6.2	10.8	6.5
Revenue Churn Rate (%)[6]	1.9	2.5	1.8	2.0	1.6	1.9	4.9	4.5	3.8

Full-Time Employees[7]	429	410	264	240	231	151	159	162	145
Full-Time Employees, Excluding Real Title and One Real Mortgage[8]	324	307	178	155	142	117	118	120	102
Headcount Efficiency Ratio[9]	1:87	1:88	1:136	1:140	1:138	1:143	1:116	1:101	1:113
Revenue Per Full-Time Employee ($, thousands)[10]	1,669	1,153	1,970	2,403	2,400	1,716	1,537	1,789	1,817
Operating Expense Excluding Revenue Share ($, thousands)[11]	28,533	26,641	26,835	22,956	20,037	27,413	19,956	14,796	13,815
Operating Expense Per Transaction Excluding Revenue Share ($)[12]	579	792	759	641	660	1,440	1,124	725	788

1 Represents the number of transactions closed by our agent base during the period.

2 Represents the dollar amount (in USD) of home side transactions closed by our agent base during the period.

3 Represents the median price (in USD) of homes sold by our agent base during the period.

4 Defined as our agent base at period end.

5 Represents the rate at which agents churn. Calculated as the number of agents churned during the period divided by our total agent base at the beginning of the period.

6 Represents a supplementary financial measure calculated as the rate of commission revenue generated by churned agents. Calculated as commission revenue from churned agents during the last six months divided by total Company commissions revenue for the last six months.

7 Total Company headcount at period end.

8 Total Company headcount at period end, less Title and Mortgage employees.

9 Defined as the ratio of full-time brokerage employees (excluding One Real Title and One Real Mortgage employees) to the number of agents on our platform.

10 A supplementary financial measure calculated as total company revenue divided by full-time brokerage employees (excludes One Real Title and One Real Mortgage employees).

11 A supplementary financial measure calculated as total operating expenses per the Company’s statement of comprehensive loss, less revenue share disclosed in the Company’s expense by nature footnote disclosure in the Financial Statements.

12 A supplementary financial measure calculated as operating expense excluding revenue share, divided by closed transaction sides.

27

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

We track these key performance indicators to assess business growth, agent and transaction trends, operational efficiency, and financial discipline. Closed transaction sides, total value of home side transactions, and median home sale price provide insight into market growth, market share, and transaction volume, key drivers of our revenue. Total agents, agent churn rate, and revenue churn rate help evaluate agent network expansion, retention, and the stability of our revenue base.

Operational efficiency is measured through full-time employees, headcount efficiency ratio, and revenue per full-time employee, which reflect scalability and productivity relative to revenue growth. Operating expense excluding revenue share and operating expense per transaction excluding revenue share provide a clearer view of cost management by isolating fixed and discretionary operating expenses from agent-driven revenue share fluctuations.

The increase in full-time employees during 2025 was primarily attributable to the transition of 136 employees (122 excluding One Real Mortgage and Real Title employees) in India from contractor status to FTEs. This transition contributed to a decrease in the headcount efficiency ratio for the first half of 2025.

QUARTERLY TRENDS

Quarterly Revenue and Gross Margin Trends

Our revenue has seen continued growth over the last eight quarters, driven in large part by the expansion of our operations, transaction volume and our agent base.

Our gross margin percentage has varied over the last eight quarters and is driven by transaction volume, contributions from our ancillary services, and the mix of agents that have hit their annual cap. We expect contributions to gross margin from our ancillary services to grow over time.

Quarterly Operating Expense Trends

Over the last eight quarters, operating expense has seen a relatively consistent increase as we continue to grow our headcount and support our growing agent base. Expenses in Q1 2024 reflect the $9.25 million settlement reached to settle the Umpa class action lawsuit, as described in footnote 15 of our Financial Statements.

SIGNIFICANT ACCOUNTING POLICIES AND OTHER EXPLANATORY INFORMATION

The preparation of the Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures as of the date of the Financial Statements. Actual results may differ from estimates under different assumptions and conditions.

Significant judgments include measures of share-based payment arrangements. Our significant judgments have been reviewed and approved by the Audit Committee for completeness of disclosure on what management believes would be relevant and useful to investors in interpreting the amounts and disclosures in the Financial Statements.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure controls and procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed controls to provide reasonable assurance that: (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time frame specified in the securities legislation.

Based on the evaluations, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were adequate and effective as of June 30, 2025.

28

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of our internal control over financial reporting as of June 30, 2025, based on the criteria described in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of its evaluation, management concluded that our internal control over financial reporting was effective as of June 30, 2025.

Inherent limitations

It should be noted that in a control system, no matter how well conceived and operated, it provides only reasonable, not absolute, assurance that the objectives of the control system are met. Given the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected. These inherent limitations include, among other items: (i) that management’s assumptions and judgments could ultimately prove to be incorrect under varying conditions and circumstances; (ii) the impact of any undetected errors; and (iii) controls may be circumvented by unauthorized acts of individuals, by collusion of two or more people, or by management override.

Changes in Internal Control over Financial Reporting

There were no changes in Internal Control over Financial Reporting during the period ended June 30, 2025 that have materially affected or are reasonably likely to materially affect the adequacy and effectiveness of the Company’s Internal Control over Financial Reporting.

Related party transactions

Balances and transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. The Company’s key management personnel are comprised of its Chief Executive Officer, Chief Financial Officer, Chief Technology Officer, Chief Marketing Officer, Chief Operating Officer, Chief Legal Officer and other members of the executive team. Executive officers participate in the A&R Plan (see Note 8.A of the interim condensed consolidated financial statements).

RISKS AND UNCERTAINTIES

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about as of the date of this MD&A, or that it currently deems immaterial, may also adversely affect the Company’s business. If any of these risks occur, the Company’s business may be harmed, and its financial condition and the results of operation may suffer significantly. Please refer to the risks under the caption “Risk and Uncertainties” in the Company’s MD&A for the interim period ended March 31, 2025, available on SEDAR+ under the Company’s profile at www.sedarplus.com, as well as the risk factors set forth below, for a list of risks that could materially adversely affect our business, financial condition or results of operations.

The Company may issue additional Common Shares and Shareholders may experience dilution.

The Company is authorized to issue an unlimited number of Common Shares. In addition, the Company maintains equity incentive programs under which employees, agents, brokers, and certain service providers of the Company and its affiliates may receive equity awards. The Company issues Restricted Share Units to agents on a monthly basis pursuant to these incentive programs and periodically issues Common Shares to other eligible participants, including employees. As a result, shareholders may experience dilution of their ownership interests in the Company in the future.

29

THE REAL BROKERAGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

LEGAL PROCEEDINGS

Refer to Note 15 within the Financial Statements for a description of legal proceedings affecting the Company, of which Note 15 is hereby incorporated by reference.

OUTSTANDING SHARE DATA

As of June 30, 2025, the Company had 208.6 million Common Shares issued and 208.1 million Common Shares outstanding. Additionally, there were 24.7 million Common Shares reserved for issuance subject to RSUs and 13.7 million Common Shares reserved for issuance pursuant to the exercise of Options.

As of July 31, 2025, the Company had 209.8 million Common Shares issued and 209.3 million outstanding. As of July 31, 2025, a total of 25.1 million RSUs are issued and outstanding. Once vested, each RSU will settle for a Common Share, but may be settled in cash in certain circumstances in accordance with the equity plan under which the RSUs were issued. Additionally, there were 13.6 million Options issued and outstanding with exercise prices ranging from $0.08 to $6.50 per share and expiration dates ranging from June 2030 to March 2035. Each Option is exercisable for one Common Share.

RECENT DEVELOPMENTS

Executive Trading Plans (Rule 10b5-1)

The Company has adopted a written insider trading policy that governs the purchase, sale, and other dispositions of the Company’s securities by its directors, officers, and employees, designed to promote compliance with applicable insider trading laws and regulations. The policy permits our officers, directors, funds affiliated with our directors, and certain other persons to enter into trading plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

On May 28, 2025, Pritesh Damani, the Company’s Chief Technology Officer, entered into a 10b5-1 trading plan (the “Plan”), which is intended to satisfy the affirmative defense of Rule 10b5-1(c), for the sale of up to 1,249,212 Common Shares. The first sale of Common Shares will not take place until at least September 26, 2025. The Plan end date is March 31, 2026. Under the Plan, Mr. Damani will relinquish control over the sale transactions. Accordingly, sales under the Plan may occur at any time, including possibly before, simultaneously with, or immediately after significant events involving the Company.

Flyhomes, Inc. Acquisition and Equity Investment

On June 30, 2025, the Company purchased preferred shares of Flyhomes, Inc. (“Flyhomes”) for $2.25 million, representing approximately a 2.3% ownership interest in Flyhomes. Flyhomes is a wholesale mortgage lender focused on modern home financing solutions.

On July 1, 2025, the Company acquired the AI-powered consumer home search portal and related technology assets of Flyhomes for $3.25 million.

OTHER EVENTS

On April 24, 2025, the Company announced the promotion of Ravi Jani to Chief Financial Officer, effective immediately. Mr. Jani succeeded Michelle Ressler as CFO. Ms. Ressler’s employment with the Company was terminated based on the Company’s opinion that she engaged in actions that violated Company policies related to personal expenses. While the Company’s review of Ms. Ressler’s actions is ongoing, the Company does not believe that the actions of the former CFO had any material impact on the Company’s previously issued financial statements.

ADDITIONAL INFORMATION

These documents, the Company’s Annual Information Form for the year ended December 31, 2024, as well as additional information regarding Real, have been filed electronically on Real’s website at www.onereal.com and is available on SEDAR+ under the Company’s profile at www.sedarplus.com.

30